UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 700
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeremy A. Ellis - 404-816-7538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeremy A. Ellis _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Genesis Capital, LLC _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



MARY COLLIER
Notary Public, Georgia
Fulton County
My Commission Expires
April 14, 2019

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GENESIS CAPITAL, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Genesis Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Genesis Capital, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 14 through 15 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note A to the financial statements, as of January 1, 2019 the Company adopted Accounting Standards Update (ASU) No. 2016-02 "Leases" (ASC Topic 842). Our opinion is not modified with respect to that matter.

Aprio, LLP

We have served as Genesis Capital, LLC's auditor since 2014.

Atlanta, Georgia

February 19, 2020

GENESIS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets		
Cash	$	1,642,915
Accounts receivable, net of allowance for doubtful accounts of $0		31,003
Prepaid expenses		84,245
Total current assets		1,758,163
Property and equipment, at cost		
Computers		113,503
Furniture and fixtures		80,119
Leasehold improvements		28,210
		221,832
Accumulated depreciation		(201,682)
		20,150
Other assets		
Right of use asset		436,978
Due from related party		101,000
Deposits		8,676
Total other assets		546,654
Total assets	$	2,324,967

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	1,826
Current portion of lease liability		183,653
Discretionary bonuses and profit sharing		1,000,983
Total current liabilities		1,186,462
Long-term liabilities		
Lease liability, net of current portion		288,505
Total liabilities		1,474,967
Member's equity		850,000
Total liabilities and member's equity	$	2,324,967

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") was formed as G.C. Securities, LLC, a limited liability company in Georgia in September 2003. In November 2009, the Company merged with Genesis Capital, LLC and changed its name to Genesis Capital, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Guidance:

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU No. 2014-09, revenue from contracts with customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statements of operations. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

Note A
Summary of Significant Accounting Policies (Continued)

In February 2016, the FASB issued ASU 2016-02, "Leases – (Topic 842)" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The Company adopted this standard on January 1, 2019 under a modified retrospective approach.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or the Company's incremental borrowing rate. The implicit rate of the Company's lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.   In computing the Company's net capital, the Company adds back the ROU asset to the extent of the associated operating lease liability.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Accounts Receivable:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

Note A
Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Discretionary Payments to Partners:

Payments to equity and income partners that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2019, discretionary payments to partners totaling $501,287 were recorded as compensation expense, of which $301,287 was unpaid at December 31, 2019 and is included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

Note A
Summary of Significant Accounting Policies (Continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,605,909, which was $1,539,055 in excess of its required net capital of $66,854. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

Note C
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note D
Commitments

Operating Lease:

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for a period of one year.   Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from the lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note D
Commitments (continued)

The components of the operating lease for the year ending December 31, 2019 are as follows:

Lease cost	$	184,693
Operating cash flow		177,723
ROU asset obtained		599,024
Reduction to ROU asset from incentives		28,210
Remaining lease term		2.5 years
Discount rate		4.311%

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2019 are as follows:

2020	$	199,175
2021		196,606
2022		101,131
Total undiscounted lease payments	$	496,912
Less imputed interest		(24,754)
Total lease liability	$	472,158

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2019 of $14,685. There were no discretionary profit-sharing contributions payable as of December 31, 2019.

Note F
Related Party Transactions

During the year ended December 31, 2017, the Company loaned $51,000 to a related party through common ownership, of which $50,000 was repaid during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company loaned $100,000 to the same related party and the Company's member took a minority ownership stake in a customer of the Company. There is no defined maturity date nor an interest rate associated with the loaned amount. The amount due of $101,000 is included on the Company's statement of financial condition at December 31, 2019.

Note G
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from one customer totaling $2,001,526, which comprised approximately 75% of revenues for the year ended December 31, 2019. There were no amounts outstanding from this customer at December 31, 2019.

Note H
Subsequent Events

The Company evaluated subsequent events through February 19, 2020, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.